

Mail Stop 4546

January 25, 2017

VIA E-mail
Mr. Robert G. Finizio
Chief Executive Officer and Director
TherapeuticsMD, Inc.
6800 Broken Sound Parkway NW
Third Floor
Boca Raton, Florida 33487

> **Re:** **TherapeuticsMD, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Quarterly Period Ended September 30, 2016**
> **Filed November 4, 2016**
> **File No. 001-00100**

Dear Mr. Finizio:

We have reviewed your December 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comment in our December 15, 2016 letter.

Form 10-Q for the Quarter Ended September 30, 2016
Notes to Unaudited Consolidated Financial Statements
Note 3: Summary of Significant Accounting Policies
Revenue Recognition
Prescription Products, page 9

1. In your response to the penultimate bullet of prior comment 2, you indicate that you recognized revenue from Woodstock and Due West when the product was dispensed at the pharmacy. Your revenue recognition policy provides no indication that you defer revenue recognition until a prescription is dispensed. Please address the following comments:

- If you defer recognition of revenue until a prescription is dispensed, tell us:
  o why you do not appear to continue to have some deferred revenue on your balance sheet after January 1, 2015, the date you were able to estimate product returns as disclosed on page F-13 in your 2015 Form 10-K; and
  o why a reserve for product returns is necessary if revenue has not been recognized upon shipment to the wholesaler and/or pharmacy and product cannot be returned once a prescription is dispensed as indicated in the last paragraph on page 5 of your response.
- Clarify for us when you recognize prescription revenue. If you recognize some revenue for prescription products upon shipment to wholesalers and/or pharmacies and others upon the prescription being dispensed, tell us the circumstances for recognition under each scenario and provide us proposed revised policy disclosure to be provided in future periodic reports that clarifies this distinction.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30.

2. We acknowledge your response to prior comment 3. Notwithstanding your assertion that the impact of increased collection time on overall liquidity is not material because of your sufficient existing cash resources, your write-off of $2.2 million of receivables resulting from developments in the pharmaceutical industry that negatively affected independent pharmacies as stipulated in the first paragraph on page 8 of your response is material. As a result, please provide us proposed disclosure to be included in Management's Discussion and Analysis or elsewhere in your upcoming Form 10-K that:

- Describes the developments in the pharmaceutical industry that negatively affected independent pharmacies that prompted your strategic decision to centralize the distribution channel for both your retail pharmacies and wholesale distributors in order to facilitate sales to a broader population of pharmacies and minimize business risk exposure to any one pharmacy as indicated in the bullet at the top of page 4 of your response.
- Discloses the factors contributing to your material receivable write-off.
- Discloses the existence of new distribution agreements that you signed with your distributors effective September 1, 2016.
- Discloses the current and anticipated continuing impact, if any, on your accounts receivable collection cycle.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance